 Exhibit 99.12

PRESS RELEASE

United States: TotalEnergies Signs Agreement to Export
2 Mtpa of LNG for 20 years from the Alaska LNG Project

Paris, February 26, 2026 – TotalEnergies has signed today a preliminary agreement (Letter of Intent) with Glenfarne, the lead developer of the Alaska LNG project, for the long-term offtake of 2 million tons per year (Mtpa) of liquefied natural gas (LNG) over 20 years, subject to the project’s final investment decision.

The future Alaska LNG project, located on the U.S. Pacific coast, is the only federally authorized LNG export terminal in this region. It plans a total capacity of 20 Mtpa, with direct access to Asia, the world’s largest LNG market, offering a reliable solution for Asia’s energy security and strengthening transpacific ties.

"We look forward to offtaking LNG from Glenfarne’s Alaska LNG project. The Alaska LNG project is indeed very well geographically positioned to better serve our Asian customers. It also illustrates TotalEnergies’ ambition to consolidate its position as a leading buyer of U.S. LNG, while diversifying its supply sources. TotalEnergies is indeed very proud to have been the number one exporter of U.S. LNG in 2025 with 19 Mt representing 18% of the whole U.S. production, out of which 14 Mt for Europe,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“TotalEnergies is one of the most sophisticated LNG market participants in the world,” said Glenfarne Chief Executive Officer and Founder Brendan Duval. “Alaska LNG offers a unique Pacific orientation that complements TotalEnergies’ supply strategy and provides Asian customers with direct access to U.S. gas. We are proud to add another partner of their caliber to the project.”

The Alaska LNG project has strong political and institutional support in the U.S. and aims to meet growing LNG demand from Asia, while offering logistical flexibility and enhanced competitiveness thanks to its location on the Pacific coast.

TotalEnergies’ LNG activities in North America

TotalEnergies is the number one exporter of U.S LNG with 19 million tons exported in 2025. The Company is integrated throughout the LNG value chain, with upstream gas production assets in Texas and Oklahoma and offshore U.S. Over the years, TotalEnergies has invested in a number of major LNG projects in North America, such as Cameron LNG and Rio Grande LNG in the US, Energia Costa Azul in Mexico, and Ksi Lisims LNG in Canada. TotalEnergies also offtakes LNG from major terminals in the US, such as Sabine Pass LNG, Freeport LNG, and Corpus Christi LNG.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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